U. S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Form 10-SB/A-1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       Healthcare Network Solutions, Inc.
 ------------------------------------------------------------------------------
                 (Name of Small Business Issuer in its charter)


            Delaware                                  58-2618895
---------------------------------          ----------------------------------
  (State or other jurisdiction of         (I.R.S. Employer Identification No.)
  incorporation or organization)


8383 Dunwoody Place, Atlanta Georgia                     30350
------------------------------------                ----------------
 (Address of principal executive offices)              (Zip Code)


                    Issuer's telephone number: (770) 650-6508


Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered

Not Applicable                                       Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.0001 per share
(Title of class)

FORWARD LOOKING STATEMENTS

THIS FORM 10-SB12G AND OTHER STATEMENTS ISSUED OR MADE FROM TIME TO TIME BY HEALTHCARE NETWORK SOLUTIONS, INC. (HEREINAFTER REFERRED TO AS "HNS" AND/OR THE "COMPANY") OR ITS REPRESENTATIVES CONTAIN STATEMENTS WHICH MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FIFTEEN U.S.C.A. SECTIONS 77Z-2 AND 78U-5 (SUPP.
1996). THOSE STATEMENTS INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF HNS AND MEMBERS OF ITS MANAGEMENT TEAM AS WELL AS THE ASSUMPTIONS ON WHICH SUCH STATEMENTS ARE BASED. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY
DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE FORWARD-LOOKING STATEMENTS TO REFLECT CHANGED ASSUMPTIONS, THE OCCURRENCE OF UNANTICIPATED EVENTS OR CHANGES TO FUTURE OPERATING RESULTS OVER TIME.

PART I

ITEM I. DESCRIPTION OF BUSINESS.

General

     The Company was incorporated under the laws of the State of Delaware on April 23, 2001, and is in the early developmental and promotional stages. The Company is presently an approximately 52% owned subsidiary of BioSheild Technologies, Inc., (OTCBB- BTSI); BSTI having acted as incorporator and having initially been the sole shareholder of the Company. 3,700,000 of the Company's shares owned by BSTI (approximating 24% of all issued and outstanding shares) will be spun-off to BTSI's shareholders on a one for ten basis with BTSI retaining 4,400,000 shares (approximately 28% of all then issued and outstanding shares). Officers and directors of the Company own 5,400,000 (or approximately 35%) of all currently issued and outstanding Company Common Stock.

     The Company is in the business of providing non-medical services to physicians, particularly those physicians in small (five and under) practice groups. Management estimates that there are approximately 9,000 small practice groups in the United States. These services are intended to include, billing and scheduling, supply ordering, personnel staffing, marketing and providing access to patient information services. The Company will be paid a negotiated management fee by the physicians of approximately $150 to $1000 per doctor per month depending on the level of services selected as well as being reimbursed for expenses on a dollar for dollar basis. To date 7 physician groups representing approximately 18 physicians have entered physician agreements with the Company.

     The Company will allow the physician to choose among the services offered by the Company and believes that physicians will find that these services are valuable in that they free the physician time to concentrate on delivering medical services while reducing administrative inefficiencies in the physician's office operation, thus increasing the physician's overall income potential.

Plan of Operations

     The Company believes that most physician practices are set up to provide health care needs to individuals within the community. However, the ability of physicians to fulfill this need is limited by the administrative burden of operating an office, which detracts from the time available for physicians to provide medical services. The Company will address this problem by providing several administrative and clinical services in order to allow the practices to focus on the delivery of medical care. The main components of the Company's services are:
o        centralized billing and scheduling;
o        supply ordering; personnel staffing;
o        marketing;
o        consulting;
o        electronic access to clinical and administrative services

Centralized Billing and Scheduling Services

     One of the principal marketing tools which the Company will use to obtain management agreements with physicians is centralized billing and scheduling services. Management believes that physicians accept that the billing by their own practices is inefficient and delays their receipt of their revenues. The reimbursement for services rendered creates the operating cash flow for physician practices. When billing is incorrect or reimbursement is tardy, the needed cash flow can drastically diminish resulting in operational difficulties. Insurance payers use a standard format for billing, but each has a different set of specifications that must be met in order to receive the bill electronically. Therefore, many small practices still file many or all their claims manually.

     Proper coding of services rendered is important for proper reimbursement and in order to be compliant with Medicare and Medicaid guidelines. Practices are monitored by the larger payers to determine if coding is accurate. Proper coding can be difficult for the personnel at a small physician practice, yet is essential for prompt reimbursement and in order to be allowed to continue to be on the provider panels of larger payers.

     The Company has entered into a non-exclusive dealer agreement with a third party vendor, MEDISOFT, for the use of its software to perform electronic billing which meets the specifications of each insurance payer. Electronic billing decreases the time needed for reimbursement and decreases the number of billing errors. The physician enters charges into a super bill at his office or other point of patient care. This information is transmitted electronically to the third party vendor. The vendor translates the information into the various specifications required by the insurance payers and submits them electronically for payment of services. The physician practice only has to talk with one person for all their billing questions and/or problems.

The advantages to the physician of offering this service include:

o       Prompt reimbursements to the practice;
o Proper coding of services which may increase reimbursement and decrease liability for fraudulent claims;
o Ability to write reports to analyze practices patterns of individual physicians;
o       Ability to write reports to monitor specific patient populations;
o       Decreased hassle of dealing with multiple entities for payment problems.

     For a physician practice to operate efficiently and maximize revenues, scheduling patients for office visits and other types of appointments must be easy, accurate, and flexible. The Company offers this capability to physician practices via a third party vendor, MEDISOFT. By using HNS' solutions for centralized billing and scheduling, physician practices will not have to spend money on expensive practice management systems and extra personnel to perform these functions.

Supply Ordering Services

     Management believes that small practices do not have the advantage of ordering in bulk to achieve discounts and often spend considerable physician and staff time as well as excessive capital on inefficiently ordering medical supplies. The Company, by aggregating physician group purchases will offer smaller practices the ability to get the same discounts given to larger practices because the Company will purchase supplies in large quantities to accommodate all the practices. The supplies used by practices for which the Company will provide purchasing services include office supplies, medical/surgical supplies, pharmaceuticals (including injectables), and removal of bio-hazardous waste. The Company anticipates that each participating practice will experience a savings on equipment, supplies, pharmaceuticals, and bio-hazardous waste removal as well as reduce the administrative burden of its supply requirements and, therefore, recognize the advantage of participating in this service.

Personnel Staffing

     Management believes that physicians in small practices perceive office staffing as time consuming and aggravating. Lack of qualified staff can impact the quality of patient care and the economic results of a physician practice. The Company has agreements with several staffing firms which will enable it to provide staffing services to its physician practice customers. The staffing to be provided by the Company includes:

o        receptionists;
o        medical assistants;
o        licensed practical nurses;
o        registered nurses;
o        nurse practitioners; and
o        physicians.

     The Company also intends to provide qualified personnel for regular, part-time, or temporary services such as maternity leave, sick leave, vacation, etc. The staffing services provided by the Company include:

o        Hiring, evaluations, and disciplinary actions;
o        Determining an optimal staffing model;
o        Developing of personnel policies;
o        Coordinating employee compensation, retirement and benefits; and
o        Ensuring compliance with State and Federal labor laws.

Marketing Services

     Physicians typically do not have the time to market their practice to the community or to the insurance payers. HNS will assist the physicians in growing their practices by providing the following marketing services for its customers and management believes that these marketing services will be perceived by physicians as a value added enhancement which will increase physician acceptance of the Company's services. The marketing services will include increasing community awareness of the physician's practice through the following:

o Sending letters to industries on behalf of the physician to increase awareness of the services offered by the physician practice;
o Increasing participation of the practice in a greater number of insurance and industry panels;
o Increasing community awareness by promoting physicians for speaker panels, community health fairs, etc.;
o        Submitting applications to the Chambers of Commerce and Better Business
         Bureaus;
o Insuring physicians are on local lists of physicians and other types of on-line physician finders and
o        Advertising through community channels.

     The Company will also assist its physician customers in marketing their practices to third party payers such as insurance companies and HMO's. The services to be provided will include:

o Providing an ongoing chart review for industry standards and quality standards required by National Committee For Quality Assurance, etc.;
o        Providing re-credentialing information to payers;
o        Sending requests to be included in provider panels for various payers;
         and
o        Assisting the physician in obtaining government contracts.

     The Company will also seek to provide marketing assistance to the physician in reaching patients by providing the following:

o Improving doctor/patient relationships by providing newsletters from the physicians to their patients; and

         The Company will provide these services using its own staff.

Electronic Access to Administrative and Clinical Services

     Management believes that the ability of small physician practices to have cutting-edge technology available through the Company will allow them to compete with larger practices. Technology that is available while the patient is present provides the physician with the information needed to make effective on-site clinical decisions. It gives the physician the ability to improve efficiencies of workflows, decrease liabilities, and improve the continuity and quality of patient care. The technology offered includes, but is not limited to:

o Charge capture (ePhyscian and Micro Med) - This service will allow physicians to monitor practice patterns and appropriate level of services;
o Electronic Transcription service (HealthScribe) - A voice activated program that allows the physician to quickly capture valuable patient information;
o Lab results(ProxyMed): This service will allow physicians to quickly access lab reports that can assist with clinical decision-making; and
o Electronic prescribing(Wellinx) - This service will allow physicians to generate a legible prescription and send it electronically to a pharmacy.



Operations to Date

     To date the Company has recruited its initial staff, entered into key vendor relationships with a software company, several personnel companies, medical suppliers, pharmaceutical suppliers and entered into three marketing agreements with physician groups in Atlanta, Georgia. In addition, they have four additional physician agreements for services that do not include the marketing component. The Company is targeting physician groups in the vicinity of its Atlanta, Georgia headquarters for its initial marketing effort and has had initial contact with twenty additional physician groups, with intended regional and national growth in the first calender quarter of 2002. Three more have agreed in principal to enter into agreements with the Company, but no assurance can be given that final agreements will be entered into. The Company believes that once it develops a track record with physician groups, it will achieve a satisfactory level of market acceptance.

Competition

     In each of its service areas, the Company does or will face significant competition from new companies as well as older established companies which may have far greater resources than the Company. The Company will seek to compete with these companies through offering an integrated array of services tailored to the needs of small physician groups and on price and savings basis.

Employees

     The Company has 6 full time employees, 2 of whom are engaged in marketing, 2 of whom are engaged in administrative, billing, research and client service activities, and 2 of whom, Ms. Allred and Ms. McGinnis, provide services in their capacities as Company officers. Additionally, the Company has 4 part time contract employees who are utilized to staff Company's clients' offices as and when needed.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

Plan of Operations

     The Company will engage in providing administrative and other non-medical services to independent physicians' offices, primarily practices with three to five physicians. The Company's initial capital needs have been met by its parent, BSTI. The Company plans to complete this registration statement and apply for inclusion of its stock on the OTCBB or another trading medium. If a market develops for the Company's common stock, this should enhance the Company's ability to raise funds through equity and/or debt financings, but no assurance is given that this will occur.

Liquidity and Capital Resources

     The report of the independent auditors on the Company's financial statements as of June 30, 2001 contains an explanatory paragraph regarding an uncertainty with respect to the ability of the Company to continue as a going concern. The Company is not generating significant revenues and has an accumulated deficit of ($25,660). The Company anticipates that its use of cash will be substantial for the foreseeable future. The Company expects that funding will be available out of the Company's future cash flow and issuance of equity and/or debt securities during the next 12 months and thereafter. There can be no assurance whether or not such financing will be available on terms satisfactory to management.

New Accounting Pronouncements

     The Company has adopted Statement of Financial Accounting Standard No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities" for the year ended June 30, 2001. SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. The application of the new pronouncement did not have a material impact on the Company's financial statements.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". With the exception of certain provisions that required earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. The adoption of this interpretation did not have a material impact on the Company's consolidated financial statements.

     In 2000, the Emerging Issues Task Force ("EITF") of the FASB issued EITF Issue No. 00-2, "Website Development Costs," which established guidelines for accounting for website development costs and became effective for quarters beginning after June 30, 2000. The adoption of EITF Issue No. 00-2 did not have a significant effect on the Company's financial statements.

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement is not expected to have a material effect on the Company's financial position or operations.

ITEM III. DESCRIPTION OF PROPERTY.


     The Company is located in the Northridge 400 Office Park at 8383 Dunwoody Place in Atlanta, Georgia. The office contains approximately 960 square feet and is located on the 2nd floor of Building 3. The initial six month lease requires monthly base rental payments of $1,200 and expires on September 30, 2001 and thereafter continues on a month to month basis.

ITEM IV. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth as of June 30, 2001, information with respect to the beneficial ownership of the Company's outstanding Common Stock by
(i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who is known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.



                                               NUMBER              PERCENTAGE
                 NAME                        OF SHARES(3)           OF CLASS
         --------------------------          ------------           --------

         BioShield Tecnologies, Inc            8,100,000              52.26%

         Sharon Allred                         1,800,000              11.61%

         Kevin F. Smith, M.D.(1)               1,800,000              11.61%

         Timothy C. Moses (2)                  1,800,000              11.61%

         Sondra McGinnis                            0                     0%

         John LLC                              1,400,000               9.03%

         All officers and
         directors as a group (4 persons)      5,400,000              34.84%

(1) These shares are owned by Domus Trust Fund, a firm over which Dr. Smith has both control and beneficial interest.
(2) These shares are owned by M5 Trust Fund, a firm over which Mr.Moses has both control and beneficial interest.
(3) Exclusive of such additional shares as may be issued in accordance with stock option exercise as hereinafter referred to in Item 6 Executive Compensation - Stock Option Plan.

Management has no current plans to issue any additional securities to management, promoters or their affiliates or associates (excepting as may be issued in accordance with the Company's 2001 Non-Statutory Stock Option Plan hereinafter referred to in Item 6 hereto) and will do so only if such issuance is in the best interests of shareholders of the Company and complies with all applicable federal and state securities rules and regulations.

ITEM V. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The directors and executive officers currently serving the Company are as follows:

    Name                     Age       Positions Held and Tenure
----------------             ---       --------------------------------------

Sharon Al1red                 40       President/CEO and Chairman of the Board

Sondra McGinnis               46       Executive Officer, Secretary, Treasurer

Timothy C. Moses              45       Director since  inception

Kevin F. Smith M.D.           43       Director since inception

     The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreements, see Item
VI. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Biographical Information

     Sharon Allred, President, CEO and Chairman of the Board of Directors of the Company, has worked in various executive management positions in the healthcare industry. She was Executive Vice President of Sales at eMD from where she was responsible for sales and implementation of a comprehensive end-to-end medication management solution for physicians. She was also at Healtheon/WebMD where she was responsible for National sales and deployment. She has also held positions with Provident/Heatlhsource, United Healthcare and Wellport Health Plan. She has approximately 20 years of healthcare experience.

     Sondra McGinnis is the Executive Officer, Secretary and Treasurer and a member of the Company's Board of Directors. She is a licensed RN with Masters degrees in Health Administration and Business Administration. She has served as Manager of Quality and Utilization for a health maintenance organization and has experience in provider relations, case management, provider billing, technical clinical solutions, regulatory compliance, contracting and negotiating. Ms. McGinnis has worked in many areas in the healthcare delivery system including hospitals, home health care, physician practices, managed care, and healthcare technology companies. She has approximately 17 years of healthcare experience.

     Kevin F. Smith, M.D. is a member of the Board of Directors. He has over 16 years of healthcare experience. Dr. Smith has held a number of positions in the field of occupational health and safety. He grew his practice to become the largest provider of occupational health in the state of Iowa and eventually merged that practice into Concentra. In addition, Dr. Smith served as medical director for Georgia HealthSouth Medical Clinics. He is Board Certified in the field of occupational health and has served on the faculty of Yale, Drake and Emory University. Dr. Smith has been a Director of the Company's parent since March 2001.

     Timothy C. Moses, is a member of the Board of Directors. Mr. Moses is a Director and founder of BioShield Technologies, Inc., is its Chairman, President, and Chief Executive Officer, and Director of Marketing and Sales. For over a decade, Mr. Moses has been an independent businessman and entrepreneur. His career has spanned from sales and marketing to Director of Securities and Investment. He has developed knowledge in the chemical and chemical siloxane industry and business since leaving his former employer, Dow Corning Corporation in 1986. As President of his former company, DCI, Inc. a silicone and siloxane based Technology Company; Mr. Moses was instrumental in seeking and raising of investment capital as well as Director of Marketing and Sales to clients on a direct basis. Mr. Moses is also a co-inventor of three inventions for which patent applications have been filed by BSTI its core antimicrobial technologies. Mr. Moses is a graduate of a division of Georgia Institute of Technology where he received his B.S. degree in 1980.

ITEM VI. EXECUTIVE COMPENSATION

         Employment Agreements

     On September 1, 2001 the Company entered into three year employment agreements with Sharon Allred, its President and Sondra McGinnis, its Secretary-Treasurer. Ms. Allred's agreement provides for a base annual salary of $150,000 while Ms. McGinnis' agreement provides for a base annual salary of $75,000. The foregoing summarizes certain pertinent terms and conditions contained in the aforesaid employment agreements but does not purport to be a complete summary of either of such agreements. Copies of such agreements are filed as exhibits to this Form 10-SB and, accordingly, further information may be obtained through the Commission's worldwide web site utilized for issuers (such as the Company) that file electronically with the Commission. The address of such site is http://www.sec.gov.

Stock Option Plan

     Pursuant to August 2001 Board of Directors approval and subsequent stockholder approval, HNS adopted its 2001 Non-Statutory Stock Option Plan ("Plan") whereby it reserved for issuance up to 9,000,000 shares of its common stock. The Company intends to file a Registration Statement on Form S-8 so as to register those 9,000,000 shares of common stock underlying the aforesaid options.

     Management has issued 1,600,000 of the aforesaid options to certain current members of its management team as well as other persons whom it considers to be important to its current and proposed business activities, as follows with all options exercisable at $0.05 per share for a period of five years from issuance.

                  Name                               No. of Options
                  ---------------                    --------------
                  Timothy C. Moses                      400,000
                  Sharon Allred                         400,000
                  Dr. Kevin Smith                       400,000
                  Gary B. Wolff                         400,000

     As aforesaid, the Board of Directors in August 2001 adopted the Company's 2001 Non-Statutory Stock Option Plan ("Plan") so as to provide a critical long-term incentive for employees, non-employee directors, consultants, attorneys and advisors of the Company and its subsidiaries, if any. The Board of Directors believes that the Company's policy of granting stock options to such persons will continue to provide it with a critical advantage in attracting and retaining qualified candidates. In addition, the Plan is intended to provide the Company with maximum flexibility to compensate plan participants. It is expected that such flexibility will be an integral part of the Company's policy to encourage employees, non-employee directors, consultants, attorneys and advisors to focus on the long-term growth of stockholder value. The Board of Directors believes that important advantages to the Company are gained by an option program such as the 2001 Plan which includes incentives for motivating employees of the Company, while at the same time promoting a closer identity of interest between employees, non-employee directors, consultants, attorneys and advisors on the one hand, and the stockholders on the other.

     The principal terms of the Plan are summarized below but is not intended to be a complete description thereof and such summary is qualified in its entirety by the actual text of the Plan.

Summary Description of the Healthcare Network Solutions, Inc. 2001 Non-Statutory Stock Option Plan

     The purpose of the Non-Statutory Stock Option Plan ("Plan") is to provide directors, officers and employees of, consultants, attorneys and advisors to the Company and its subsidiaries with additional incentives by increasing their ownership interest in the Company. Directors, officers and other employees of the Company and its subsidiaries are eligible to participate in the Plan. Options in the form of Non-Statutory Stock Options ("NSO") may also be granted to directors who are not employed by the Company and consultants, attorneys and advisors to the Company providing valuable services to the Company and its subsidiaries. In addition, individuals who have agreed to become an employee of, director of or an attorney, consultant or advisor to the Company and/or its subsidiaries are eligible for option grants, conditional in each case on actual employment, directorship or attorney, advisor and/or consultant status. The Plan provides for the issuance of NSO's only, which are not intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code, as amended.

     The Board of Directors of the Company or a Compensation Committee (once established) will administer the Stock Option Plan with the discretion generally to determine the terms of any option grant, including the number of option shares, exercise price, term, vesting schedule and the post-termination exercise period. Notwithstanding this discretion (i) the term of any option may not exceed 10 years and (ii) an option will terminate as follows: (a) if such termination is on account of termination of employment for any reason other than death, without cause, such options shall terminate one year thereafter; (b) if such termination is on account of death, such options shall terminate 15 months thereafter; and (c) if such termination is for cause (as determined by the Board of Directors and/or Compensation Committee), such options shall terminate immediately. Unless otherwise determined by the Board of Directors or Compensation Committee, the exercise price per share of Common Stock subject to an option shall be equal to no less than 10% of the fair market value of the Common Stock on the date such option is granted. No NSO shall be assignable or otherwise transferable except by will or the laws of descent and distribution or except as permitted in accordance with SEC Release No.33-7646 as effective April 7, 1999.

     The Stock Option Plan may be amended, altered, suspended, discontinued or terminated by the Board of Directors without further stockholder approval, unless such approval is required by law or regulation or under the rules of the stock exchange or automated quotation system on which the Common Stock is then listed or quoted. Thus, stockholder approval will not necessarily be required for amendments which might increase the cost of the Stock Option Plan or broaden eligibility except that no amendment or alteration to the Plan shall be made without the approval of stockholders which would (a) increase the total number of shares reserved for the purposes of the Plan or decrease the NSO price (except as provided in paragraph 9 of the Plan) or change the classes of persons eligible to participate in the Plan or (b) extend the NSO period or (c) materially increase the benefits accruing to Plan participants or (d) materially modify Plan participation eligibility requirements or (e) extend the expiration date of the Plan. Unless otherwise indicated the Stock Option Plan will remain in effect until terminated by the Board of Directors.



ITEM VII. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company was formed in April, 2001. Upon its organization, BSTI purchased at par value 8,100,000 shares of the Company's common stock. Thereafter and prior to June 30, 2001 an aggregate of 7,400,000 shares of the Company's Common Stock were issued at par value to the following persons and/or firms:

                           Name                               No. of Shares
                           ----------------                   -------------
                           Sharon Allred                        1,800,000
                           Domus Trust Fund                     1,800,000
                           M5 Trust Fund                        1,800,000
                           John LLC                             1,400,000
                           Gary B. Wolff                          600,000

     During this period of time BSTI also made a capital contribution to HNS in the sum of $13,190.

     The Company's first management agreement was with Toco Hills Urgent Care. Kevin F. Smith, M.D., a director of the Company is the physician practitioner at Toca Hills Urgent Care and Sharon Allred is a fifty percent owner of said company.

ITEM VIII. DESCRIPTION OF SECURITIES

General

     The  authorized   capital  stock  of  the  Company  currently  consists  of
50,000,000 shares of Common Stock, par value $.0001 per share, of which 15,500,000 were issued and outstanding on June 30, 2001.

Common Stock

     Holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors. Holders of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors if they chose to do so, and in such event, the holders of the remaining shares will not be able to elect any persons to the Board of Directors. The holders of Common Stock have no preemptive or other subscription or conversion rights with respect to any stock issued by the Company, The Common Stock is not subject to redemption, and the holders thereof are not liable for further calls or assessments. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore and to share pro-rata in any distributions to the holders of Common Stock.


Transfer Agent

     American Stock Transfer & Trust Company is Transfer Agent for the Common Stock.


Reports to Stockholders

     The Company plans to furnish its stockholders with annual reports for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company (of which it has no present intention), it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

PART II

ITEM I. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There are six holders of record of the Company's common stock on June 30, 2001. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

     Following the spin-off of 3,700,000 (or approximately 24%) of the Company's shares owned by BSTI to the holders of BSTI common stock, the Company intends to locate a sponsoring broker - dealer to apply for trading of the common stock on the OTCBB. However, no assurance is given that the application will be accepted by the National Association of Securities Dealers, Inc., that trading will commence or that any active trading market will develop.

(a) MARKET  PRICE.  The  Registrant's  Common Stock is not quoted at the present time.

     Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has recently made changes in the criteria for initial listing on the NASDAQ Small Cap market and for continued listing. For initial listing, a company must have net tangible assets of $4 million, market capitalization of $50 million or net income of $750,000 in the most recently completed fiscal year or in two of the last three fiscal years. Additionally, the common stock must also have a minimum bid price of $4 per share, a market value of the public float of at least $5 million, at least 300 stockholders and certain other criteria including, but not limited to, compliance with all Nasdaq "Corporate Governance" requirements.

(b) HOLDERS. Following the proposed spin-off transaction there will be approximately 3,700,000 shares of the Common Stock, of the Company, issued to existing BioShield shareholders with Bioshield retaining 4,400,000 shares. BSTI and the Company intend to conduct the spin-off in a manner, as described in Securities and Exchange Commission interpretive releases so that the public shareholders of BSTI will receive stock that may be resold without any restrictions.

(c) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM II. LEGAL PROCEEDINGS

     The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

     No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM III. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM IV. RECENT SALES OF UNREGISTERED SECURITIES

     In April 2001 the Company issued (at par value) an aggregate of 8,100,000 shares of its Common Stock to BSTI. Thereafter and prior to June 30, 2001 an aggregate of 7,400,000 shares of the Company's Common Stock were issued at par value to the following persons and/or firms:

                           Name                            No. of Shares
                           -------------------             -------------
                           Sharon Allred                     1,800,000
                           Domus Trust Fund                  1,800,000
                           M5 Trust Fund                     1,800,000
                           John LLC                          1,400,000
                           Gary B. Wolff                       600,000

     These transactions were exempt from registration by reason of section 4(2) of the Securities Act of 1933, as amended (the "Act"), as transactions by an issuer not involving any public offering.

ITEM V. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Articles   "Ninth"  and   "Eleventh"  of  the   Registrant's   Articles  of
Incorporation reads as follows:

          "NINTH:  The  Corporation  shall,  to the fullest extent  permitted by
          Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

and

          "ELEVENTH: No Director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for the payment of unlawful dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the Director derived an improper personal benefit."

     Additionally,   SECTION  145  of  the  Delaware  Business  Corporation  Law
("DGCL"), as amended, applies to the Company and the relevant portion of the DGCL provides as follows:

          145. Indemnification of Officers, Directors, Employees and Agents; Insurance.

          (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                           (c) To the extent that a director, officer, employee
                  or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                           (d) Any indemnification under subsections (a) and (b)
                  of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

                           (e) Expenses (including attorneys' fees) incurred by
                  an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

                           (f) The indemnification and advancement of expenses
                  provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                           (g) A corporation shall have power to purchase and
                  maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

                           (h) For purposes of this section, references to "the
                  corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officer and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                           (i) For purpose of this section, references to "other
                  enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

                           (j) The indemnification and advancement of expenses
                  provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

INTERIM FINANCIAL STATEMENTS

     The  information  for  the  interim  period  ended  September  30,  2001 is
unaudited  but  includes  all  adjustments   considered  necessary  for  a  fair
presentation of the results.


FINANCIAL STATEMENTS

                        HEALTHCARE NETWORK SOLUTIONS, INC.

                          INDEX TO FINANCIAL STATEMENTS



                                                                     Page No.

Report of Independent Accountants'                                     F-2

Balance Sheet - June 30, 2001 and
 September 30, 2001 (Unaudited)                                        F-3

Statement of Operations - For period ending
 April 23, 2001 (Inception)  through June 30, 2001
 and Three months ended September 30, 2001 (unaudited)                 F-4

Statement of Changes in Stockholders' Deficit -
 For period ending April 23, 2001  (Inception)
 through  June 30, 2001 and Three months  ended
 September 30, 2001 (unaudited)                                        F-5

Statement of Cash Flows - For period ending
 April 23, 2001 (Inception)  through June 30, 2001
 and Three months  ended September 30, 2001 (unaudited)                F-6

Notes to Financial Statements                                      F-7 to F-10

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders' of Healthcare Network Solutions, Inc.

         We have audited the accompanying balance sheet of Healthcare Network Solutions, Inc. as of June 30, 2001 and the related statements of operations, stockholders' deficit and cash flows for the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Healthcare Network Solutions, Inc. as of June 30, 2001 and the results of its operations and its cash flows for the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has experienced losses and negative cash flows since its inception and has an accumulated deficit. The Company is dependent on continued financing from investors to sustain its activities and there is no assurance that such financing will be available. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                       Feldman Sherb & Co., P.C.

New York, New York
September 21, 2001
Except for Note 7
as of November 12, 2001

                       HEALTHCARE NETWORK SOLUTIONS, INC.

                                  BALANCE SHEET


                                     JUNE 30,        September 30,
                                      2001              2001
                                    ---------        -------------
                                                      (Unaudited)
                 ASSETS

CURRENT ASSETS:
 Cash                               $    840          $    5,706
 Accounts receivable                    -                  9,662
 Inventories                            -                  5,499
 Due from related party               23,303              46,501
                                    ---------         -----------
    TOTAL CURRENT ASSETS              24,143              67,368
                                    ---------         -----------
                                    $ 24,143          $   67,368
                                    =========         ===========

                 LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
 Accounts payable and
  accrued expenses                  $ 35,063          $  205,374
 Due to related party                   -                  2,615
                                    ---------         -----------
    TOTAL CURRENT LIABILITIES         35,063             207,989
                                    ---------         -----------

STOCKHOLDERS' DEFICIT:
 Common stock, $.0001 par value;
  15,500,000 issued and
  outstanding                          1,550               1,550
 Additional paid-in capital           13,190              98,190
 Accumulated deficit                 (25,660)           (240,361)
                                    ---------         -----------
    TOTAL STOCKHOLDERS' DEFICIT      (10,920)           (140,621)
                                    ---------         -----------
                                    $ 24,143          $   67,368
                                    =========         ===========




                       See notes to financial statements.

                       HEALTHCARE NETWORK SOLUTIONS, INC.

                             STATEMENT OF OPERATIONS



                                   FOR PERIOD ENDED
                                    APRIL 23, 2001           Three
                                     (Inception)             Months
                                       through               Ended
                                    JUNE 30, 2001       September 30, 2001
                                   ----------------     ------------------
                                                           (Unaudited)

SALES                               $    56,317          $    59,077

COST OF SALES                            47,454               43,186
                                    --------------         -------------
GROSS PROFIT                              8,863               15,891

OPERATING EXPENSES
 Salaries and payroll taxes              30,070              172,500
 Other selling, general and
  administrative                          4,453               58,092
                                    --------------         -------------
    Total Operating Expenses             34,523              230,592
                                    --------------         -------------

NET LOSS                            $   (25,660)         $   230,592
                                    ==============         =============

BASIC AND DILUTED NET LOSS PER
     COMMON SHARE:
Net loss to common stockholders     $     (0.00)         $     (0.01)
                                    ==============         =============

NUMBER OF SHARES USED IN
 CALCULATING BASIC AND DILUTED
 NET LOSS PER SHARE                  15,500,000             15,500,000
                                     =============        ===============


                       See notes to financial statements.

                       HEALTHCARE NETWORK SOLUTIONS, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT




                                           Common stock       Additional
                                       ---------------------  Paid - in   Accumulated
                                        Shares       Amount    Capital      Deficit       Total
                                       ----------   --------  ---------    ----------  ----------

Balance - April 23, 2001 (Inception)         -    $    -     $    -      $      -     $     -

 Sale of stock                         15,500,000     1,550       -             -          1,550
 Capital contribution                        -         -        13,190          -         13,190
 Net loss                                    -         -          -          (25,660)    (25,660)
                                       -----------   -------  ----------   ----------  -----------


Balance - June 30, 2001                15,500,000     1,550     13,190       (25,660)     (10,920)

 Capital contribution (Unaudited)            -         -        85,000          -          85,000
 Net loss (Unaudited)                        -         -          -         (214,701)    (214,701)
                                       -----------   -------  ----------   ----------  -----------
                                       15,500,000 $   1,550  $  98,190   $  (240,361) $  (140,621)
                                       ===========   =======  ==========   ==========  ============




                       See notes to financial statements.

                       HEALTHCARE NETWORK SOLUTIONS, INC.

                             STATEMENT OF CASH FLOWS


                                   FOR PERIOD ENDED
                                    APRIL 23, 2001           Three
                                     (Inception)             Months
                                       through               Ended
                                    JUNE 30, 2001       September 30, 2001
                                   ----------------     ------------------
                                                           (Unaudited)



CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net loss                            $   (25,660)          $ (214,701)
                                    ---------------      ------------------
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:

 Changes in assets and liabilities:
  Increase in accounts receivable           -                  (9,662)
  Increase in inventories                   -                  (5,499)
  Increase in due from
   related party                         (23,303)             (23,198)
  Increase in accounts payable
   and accrued liabilities                35,063              170,311
  Increase in due to
   related party                            -                   2,615
                                    ---------------       ------------------
                                          11,760              134,567
                                    ---------------       ------------------

NET CASH USED IN OPERATING
 ACTIVITIES                              (13,900)             (80,134)
                                    ---------------       ------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from issuance of
  common stock                            14,740                 -
 Proceeds from issuance of
  common stock                              -                  85,000
                                    ---------------       ------------------
NET CASH PROVIDED BY
 FINANCING ACTIVITIES                     14,740               85,000
                                    ---------------       ------------------

INCREASE IN CASH                             840               85,000

CASH - BEGINNING OF PERIOD                  -                     840
                                    ---------------       -----------------

CASH - END OF PERIOD                 $       840          $     5,706
                                    ===============       =================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for:
 Interest                            $      -             $      -
                                    ===============       =================
 Income taxes                        $      -             $      -
                                    ===============       =================


                       See notes to financial statements.

                       HEALTHCARE NETWORK SOLUTIONS, INC.

                          NOTES TO FINANCIAL STATEMENTS

      FOR THE PERIOD ENDED APRIL 17, 2001 (Inception) THROUGH JUNE 30, 2001

1.        BUSINESS:

          Healthcare Network Solutions, Inc. (the "Company") is a Delaware corporation incorporated on April 23, 2001. The Company, is in its early developmental and promotional stages and only recently commenced engaging in the business of providing various forms of non-medical services to physicians and small medical practice groups. The Company is presently an approximately 52% owned subsidiary of Bioshield Technologies, Inc. ("BSTI").

2.        GOING CONCERN

          The accompanying financial statements have been prepared assuming the Company will continue as a going concern. At June 30, 2001, the Company has a negative working capital of $10,920. The Company has experienced losses since its inception and there is substantial doubt that it will be able to continue as going concern without additional funding. Management intends to continue to seek additional financing to fund its operations although there can be no assurances that any such financing will be available. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         A. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         B. Cash and cash equivalents - The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

         C. Income Taxes - The Company reports its income for Federal income tax purposes on a consolidated basis with its parent BSTI. The Company's portion of income taxes were calculated on a stand-alone basis for these financial statements. The Company recognizes deferred tax assets and liabilities based on the difference between the financial statements carrying amount and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is probable that some or all of the deferred tax asset will not be realized.

         D. Fair value of financial instruments - The carrying amounts reported in the balance sheet for cash, accounts payable, and accrued expenses approximate fair value based on the short-term maturity of these instruments.

         E. Revenue recognition - Revenue is recognized as services are provided

         F. Earnings (loss) per share - Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128") requires the presentation of basic and diluted earnings per share ("EPS"). Basic earnings
               (loss) per share is computed by dividing net earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings
               (loss) per share is computed by dividing the net earnings (loss) by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

         G. Major Customers - During the period ended June 30, 2001, one customer accounted for 100% of the Company's sales. The customer also accounted for 100% of the Company's outstanding accounts receivable at June 30, 2001.

         H. Recently issued accounting pronouncements - The Company has adopted Statement of Financial Accounting Standard No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities" for the year ended June 30, 2001. SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. The application of the new pronouncement did not have a material impact on the Company's financial statements.

               In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25". With the exception of certain provisions that required earlier application, this interpretation is effective for all applicable transactions beginning July 1, 2000. The adoption of this interpretation did not have a material impact on the Company's consolidated financial statements.

               In 2000, the Emerging Issues Task Force ("EITF") of the FASB issued EITF Issue No. 00-2, "Website Development Costs," which established guidelines for accounting for website development costs and became effective for quarters beginning after June 30, 2000. The adoption of EITF Issue No. 00-2 did not have a significant effect on the Company's financial statements.

               In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of the Statement is not expected to have a material effect on the Company's financial position or operations.

4.       STOCKHOLDERS' DEFICIT

          The Company is authorized to issued 50,000,000 shares all of which are common stock, par value $.0001 without cumulative voting rights and without all preemptive rights. The Company issued to founder 15,500,000 shares for $1,550.

5.       RELATED PARTY TRANSACTIONS

          The amount due from related parties consists of receivables from an uncombined entity, which is owned by one of the Company's stockholder's. Sales to this entity amounted to approximately $56,317 for the period ended June 30, 2001.

6.       INCOME TAXES

         As of June 30, 2001, the Company has available unused federal net operating loss ("NOL") carryovers of approximately $26,000 that may be applied against future taxable income and expire in 2020. As result of net losses, since inception, the Company has fully reserved the tax benefits of these operating losses because the likelihood of realization of the tax benefits cannot be determined.



                 Deferred tax asset:
                  Net operating loss carryforward      $      10,400
                  Valuation allowance                        (10,400)
                                                          -------------
                 Net deferred tax asset                $        -
                                                          =============

7.       SUBSEQUENT EVENTS

          3,700,000 of the Company's shares owned by BSTI (approximately 23.87% of all issued and outstanding shares) will be spun-off to BSTI's shareholders on a one for ten basis with BSTI retaining 4,400,000 shares. Officers and directors of the Company own 5,400,000 of all currently issued and outstanding Company common stock.

          On September1, 2001 the Company entered into three year employments agreements with two of its officers for base salaries of $150,000 and $75,000.

          Pursuant to August 2001 Board of Directors approval and subsequent stockholder approval, the Company adopted it's 2001 Non-Statutory Stock Option Plan ("Plan") whereby it reserved for issuance up to 9,000,000 shares of its common stock. The Company intends to file a Registration Statement on Form S-8 so as to register those 9,000,000 shares of common stock underlying the aforesaid options.

          Management has issued 2,000,000 of the aforesaid options to certain current members of its management team as well as other persons whom its considers to be important to its current proposed business activities, with all options exercisable at $0.05 per share for a period of five years from issuance.

PART III

ITEM I.  INDEX TO EXHIBITS

(b)      Exhibits*

3(a)     Articles of Incorporation*

3(b)     Bylaws*

4(b)     Specimen Stock Certificate*

10       EMPLOYMENT AGREEMENTS with
         (i)      Sharon Allred*
         (ii)     Sondra McGinnis*

21       Subsidiaries of the Registrant - None


ITEM 2. DESCRIPTION OF EXHIBITS

         See Item I above.

*       Filed with initial filing of September 27, 2001

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


HEALTHCARE NETWORK SOLUTIONS, INC..


By: /s/ Sharon Allred
   ------------------------------------------
        Sharon Allred, President, CEO and COB


Date: November 13, 2001